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December 18, 1997



                             CONFIDENTIAL

To:  The Echlin Board of Directors

I was disappointed to hear that the Echlin Board chose not to pursue my proposal for a strategic combination of SPX and Echlin. As outlined in my letter of December 12 to Larry McCurdy, I believe that the proposed transaction is in the best interest of Echlin shareholders and SPX shareholders.

My letter, which is attached, did not constitute an offer to buy or merge with your company, but outlined in detail the merits of the proposed strategic combination of SPX and Echlin:

() Echlin  shareholders  would realize an immediate  premium of at least 30%.
   If there is additional value in your company that we have not identified, we are open to revising our thinking.

() At a 75/25 ratio of stock to cash, Echlin shareholders would maintain approximately 70% ownership of the new entity, sharing in the upside inherent in both SPX and Echlin.

() Consolidation is occurring at all points of the vehicle service value chain. As the vehicle service process continues to integrate, SPX's strength in special service warranty tools, OEM dealer distribution, diagnostic and emissions testing equipment, service and owners' manual development, and vehicle component manufacturing are a great fit with Echlin's aftermarket parts business. A combination of SPX and Echlin would position the new entity for future success.

() The operational turnaround underway at SPX for the last two years mirrors the challenges faced by the Echlin leadership team today. The turnaround experience of the SPX leadership team, coupled with the industry expertise of Echlin management, can accelerate the improvements underway at both companies.

() There is no reason to wait. Echlin stock appreciated this week after announcement of first quarter earnings. This does not diminish the merits of our proposal. Echlin shareholders have the opportunity to realize an immediate premium and share in the long-term upside of the new and stronger combined entity.

In my letter, I stated that the most logical next step would be for our respective teams to undertake an intensive analysis with valuation of the proposed transaction in mind. I suggested that our companies retain Joel Stern of Stern Stewart & Company to assist with this valuation analysis. I still believe that this course of action has the greatest potential for creating significant value for both Echlin and SPX shareholders.

I also offered to meet with and make a presentation to the Echlin Board of Directors to discuss any and all aspects of the proposed transaction. I believe that such a meeting would be mutually beneficial and will be glad to meet with the Echlin Board during the week of January 5, 1998.

My strong preference is for us to enter into discussions with the goal of negotiating and entering into a definitive business combination agreement as quickly as possible. There is no reason to wait. The sooner the transaction is completed, the sooner both sets of shareholders begin to benefit.

Please call me if you would like to set up a meeting. During the period December 21 to January 1, I can be reached at (941) 434-2212.

Sincerely,

SPX CORPORATION

/s/ John B. Blystone


John B. Blystone
Chairman, President and
Chief Executive Officer

jep\JBB\Echlin3

Enclosure